March 15, 2000

Supplement to the Prospectus of Pioneer Independence Fund dated May 3, 1999

The following information supplements the corresponding section in the prospectus.

Portfolio manager

Day-to-day management of the fund's portfolio is the responsibility of a team of portfolio managers and analysts supervised by Theresa A. Hamacher (who previously co-managed the fund's investments) and including the fund's assistant portfolio manager, Craig M. Giventer. This team meets to discuss holdings, prospective investments and portfolio composition and manages and provides research for the fund and other Pioneer mutual funds with similar investment objectives or styles.

Ms. Hamacher, chief investment officer of Pioneer has general responsibility for Pioneer's investment operations. Ms. Hamacher joined Pioneer in 1997 and has been an investment professional since 1984, most recently as chief investment officer at another investment adviser. Mr. Giventer, a vice president of Pioneer, joined Pioneer as an analyst in, and has been an investment professional since, 1997.

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